As filed with the Securities and Exchange Commission on August 8, 2014
Registration No. 333-192331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________

AMENDMENT NO. 4
TO
FORM S-11
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
______________________________________________________
KBS Strategic Opportunity REIT II, Inc.
(Exact name of registrant as specified in its charter)
______________________________________________________

620 Newport Center Drive, Suite 1300
Newport Beach, California 92660
(949) 417-6500
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
______________________________________________________

Keith D. Hall
Chief Executive Officer
KBS Strategic Opportunity REIT II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660
(949) 417-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________________________________________________

Copies to:
Robert H. Bergdolt, Esq.
Laura K. Sirianni, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000
______________________________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if smaller reporting company)
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses payable by KBS Strategic Opportunity REIT II, Inc. (the “Company”) in connection with the distribution of the securities being registered, other than selling commissions and the dealer manager fee. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Item	Amount
SEC registration fee	$231,840
FINRA filing fee	225,500
Legal fees and expenses	2,750,000
Blue sky fees and expenses	128,875
Accounting fees and expenses	1,000,000
Sales and advertising expenses	1,000,000
Issuer costs regarding bona fide training and education meetings and retail seminars	450,000
Printing	2,200,000
Postage and delivery of materials	1,300,000
Transfer agent, escrow agent, and administrative services relating to the issuance of shares in the offering	2,000,000
Due diligence expenses (retailing)	150,000
Telephone	100,000
Miscellaneous expenses	400,000
Expense reimbursement for broker-dealer technology and other costs – additional underwriting compensation	150,000
Expense reimbursements for retail and wholesaling activities – additional underwriting compensation	1,924,800
Legal fees—dealer manager portion – additional underwriting compensation	100,000
Promotional items – additional underwriting compensation	175,000
Total	$14,286,015
Item 32. Sales to Special Parties
The Company’s directors and officers and, to the extent consistent with applicable laws and regulations, the employees of KBS Capital Advisors LLC (“KBS Capital Advisors”) and affiliated entities, business associates and others purchasing pursuant to the Company’s “friends and family” program, participating broker-dealers, their retirement plans, their representatives and the family members, IRAs and the qualified plans of their representatives will be allowed to purchase shares in the Company’s primary offering at a discount from the public offering price. The purchase price for such shares will be $9.35 per share, reflecting the fact that selling commissions in the amount of $0.65 per share will not be payable in connection with such sales. The dealer manager has agreed to sell up to 5% of the shares offered in the primary offering to persons to be identified by the Company at a discount from the public offering price pursuant to the “friends and family” program. The net proceeds to the Company from such sales made net of commissions will be substantially the same as the net proceeds the Company receives from other sales of shares in the primary offering.
Private Offering
The Company is currently offering for sale a maximum of $105,000,000 of shares of its common stock to accredited investors through a best efforts private placement offering, which offering commenced on July 5, 2013 (the “Private Offering”). $100,000,000 of shares in the primary Private Offering are being sold at a purchase price of either $9.20, $9.40, $9.60, or $9.80 per share depending upon the amount of gross proceeds the Company has raised in the Private Offering with discounts available to some categories of purchasers. Shares are currently being sold at $9.40. The Company is also offering up to $5,000,000 of shares pursuant to a dividend reinvestment plan under the Private Offering at a purchase price equal to 95% of the then-current offering price for shares in the primary Private Offering (or $8.74, $8.93, $9.12, and $9.31). As of August 1, 2014, the Company has raised approximately $23.4 million related to the sale of 2,667,140 shares of common stock in the primary portion of the Private Offering.

Sale to Willowbrook Capital Group LLC
On April 1, 2014 and July 31, 2014, the Company issued $1,000,000 of shares of its common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and its Chief Executive Officer, and Peter McMillan III, one of the Company’s directors and its President, for $8.326 per share. The per share purchase price was the $9.20 offering price of shares in the Private Offering, net of selling commission and the dealer manager fee.
Sales to Certain Business Associates
The Company is also offering up to $1,000,000 of shares of its common stock to business associates of Keith D. Hall and Peter McMillan, III at a discount from the private offering price of 9.5% reflecting the fact that no selling commission or dealer manager fee will be paid in connection with these sales. As of August 5, 2014, the Company had raised $100,000 related to the sale of 12,010.57 shares.
Item 33. Recent Sales of Unregistered Securities
Sale to KBS Capital Advisors
In connection with the Company’s organization, on July 3, 2013, it issued 21,739 shares of its common stock to KBS Capital Advisors at a purchase price of $9.20 per share for an aggregate purchase price of $200,000. The Company issued these shares in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Act.
Private Offering
Additionally, pursuant to Regulation D of the Act, the Company is currently conducting the Private Offering as described in Item 32 above. As of August 5, 2014, the Company has raised approximately $23.4 million related to the sale of 2,667,140 shares of common stock in the primary portion of the Private Offering.
Sale to Willowbrook Capital Group LLC
As described in Item 32 above, on April 1, 2014 and July 31, 2014, the Company issued $1,000,000 of shares of its common stock to Willowbrook Capital Group LLC for $8.326 per share. The Company issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Act.
Sales to Certain Business Associates
As described in Item 32 above, on July 30, 2014 the Company issued $100,000 of shares of its common stock to a business associate of Keith D. Hall and Peter McMillan, III at a purchase price of $8.326 per share. The Company issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Act.
Item 34. Indemnification of Directors and Officers
Subject to the significant conditions set forth below, the Company has included in its charter a provision limiting the liability of its directors and officers to the Company and its stockholders for money damages. In addition to the limitations set forth below, under Maryland law such exculpation is not permitted for any liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.
Subject to the significant conditions set forth below, the charter also provides that the Company shall indemnify a director, officer or the advisor or any of its affiliates against any and all losses or liabilities reasonably incurred by them (other than when sued by or in right of the Company) in connection with or by reason of any act or omission performed or omitted to be performed on behalf of the Company in such capacity.

Under the Company’s charter, the Company shall not indemnify a director, the advisor or any of the advisor’s affiliates (each an “Indemnitee”) for any liability or loss suffered by an Indemnitee, nor shall it exculpate an Indemnitee, unless all of the following conditions are met: (i) an Indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Company; (ii) the Indemnitee was acting on behalf of or performing services for the Company; (iii) such liability or loss was not the result of (A) negligence or misconduct by the Indemnitee, excluding an Independent Director, or (B) gross negligence or willful misconduct by an Independent Director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from its common stockholders. Notwithstanding the foregoing, an Indemnitee shall not be indemnified by the Company for any losses, liability or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission (the “SEC”) and of the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.
The charter provides that the advancement of Company funds to an Indemnitee for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if (in addition to the procedures required by Maryland law) all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not a common stockholder or the legal action is initiated by a common stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the Indemnitee undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, if the Indemnitee is found not to be entitled to indemnification.
It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.
The Company will also purchase and maintain insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities with the Company, whether or not the Company is required or has the power to indemnify them against the same liability.
Item 35. Treatment of Proceeds from Stock Being Registered
Not applicable.
Item 36. Financial Statements and Exhibits
(a) Financial Statements. See Index to Consolidated Financial Statements and Prior Performance Tables included in the prospectus.
(b) Exhibits.
The following exhibits are filed as part of this registration statement or incorporated into this registration statement by reference:

Ex.	Description

1.1
Form of Dealer Manager Agreement with Selected Dealer Agreement to be entered into in connection with the public offering (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement filing on Form S‑11 dated May 2, 2014)

1.2
Amended and Restated Dealer Manager Agreement, between KBS Strategic Opportunity REIT II, Inc. and KBS Capital Markets Group LLC, dated October 14, 2013, entered into in connection with the private offering (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement filing on Form S-11 dated November 14, 2013)

3.1	Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement filing on Form S-11 dated November 14, 2013)

3.2
Form of Second Articles of Amendment and Restatement to be voted on by the Company’s stockholders at the Company’s 2014 Annual Meeting to be held of July 7, 2014 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement filing on Form S‑11 dated May 2, 2014)

Ex.	Description

3.3*	Amended and Restated Bylaws adopted June 26, 2014

4.1	Form of Subscription Agreement (incorporated by reference to Appendix A to the prospectus filed in the Company’s Registration Statement filing on Form S-11 dated June 12, 2014 )

4.2
Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement filing on Form S-11 dated November 14, 2013)

4.3*	Amended and Restated Dividend Reinvestment Plan adopted June 26, 2014

4.4*	Escrow Agreement dated May 6, 2014

5.1	Opinion of DLA Piper LLP (US) re: legality (incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement filing on Form S‑11 dated May 2, 2014)

8.1	Opinion of DLA Piper LLP (US) re: tax matters (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement filing on Form S‑11 dated May 2, 2014)

10.1
Form of Amended and Restated Advisory Agreement to be entered into in connection with the public offering (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement filing on Form S‑11 dated June 12, 2014)

10.2
Advisory Agreement, between KBS Strategic Opportunity REIT II, Inc. and KBS Capital Advisors LLC, dated July 3, 2013, entered into in connection with the private offering (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement filing on Form S-11 dated November 14, 2013)

10.3
Amendment No. 1 to the Advisory Agreement, between KBS Strategic Opportunity REIT II, Inc. and KBS Capital Advisors LLC, dated October 11, 2013, entered into in connection with the private offering (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement filing on Form S-11 dated November 14, 2013)

10.4*	Amendment no. 2 to the Advisory Agreement, between KBS Strategic Opportunity REIT II, Inc. and KBS Capital Advisors LLC, dated June 26, 2014, entered into in connection with the private offering

21.1*	Subsidiaries of the Company

23.1	Consent of DLA Piper LLP (US) (included in Exhibit 5.1 and Exhibit 8.1)

23.2*	Consent of Ernst & Young LLP

24.1
Power of Attorney of Keith D. Hall, Peter McMillan III, David E. Snyder and Stacie K. Yamane (incorporated by reference to the signature page of the Company’s Registration Statement on Form S-11 (No. 333- 192331) filed on November 14, 2013)

24.2	Power of Attorney of Laurent Degryse and Michael L. Meyer (incorporated by reference to the signature page of the Company’s Registration Statement on Form S-11 (No. 333- 192331) filed on May 2, 2014)

24.3	Power of Attorney of William M. Petak (incorporated by reference to the signature page of the Company’s Registration Statement on Form S-11 (No. 333- 192331) filed on June 12, 2014)

99.1*	Amended and Restated Share Redemption Program adopted June 26, 2014

* Filed herewith

Item 37. Undertakings
(a) The Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b) The Company undertakes (i) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, (ii) that all post-effective amendments will comply with the applicable forms, rules and regulations of the SEC in effect at the time such post-effective amendments are filed, and (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(c) The Company undertakes that, for the purpose of determining liability under the Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(d) For the purpose of determining liability of the Company under the Act to any purchaser in the initial distribution of the securities, the Company undertakes that in a primary offering of securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the Company relating to the offering required to be filed pursuant to Rule 424, (ii) any free writing prospectus relating to the offering prepared by or on behalf of the Company or used or referred to by the Company, (iii) the portion of any other free writing prospectus relating to the offering containing material information about the Company or its securities provided by or on behalf of the Company, and (iv) any other communication that is an offer in the offering made by the Company to the purchaser.
(e) The Company undertakes to send to each stockholder, at least on an annual basis, a detailed statement of any transaction with the Advisor or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the Advisor or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
(f) The Company undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the Advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporated by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.
(g) The Company also undertakes to file, after the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X for each significant property acquired and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.
(h) The Company undertakes to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations.

(i) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(j) The Company undertakes to provide to the dealer manager at the closings specified in the dealer manager agreement the following: (i) if the securities are certificated, certificates in such denominations and registered in such names as required by the dealer manager to permit prompt delivery to each purchaser or (ii) if the securities are not certificated, a written statement of the information required on certificates that is required to be delivered to stockholders to permit prompt delivery to each purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 8th day of August, 2014.

KBS STRATEGIC OPPORTUNITY REIT II, INC.

By:	/s/ David E. Snyder
David E. Snyder
Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

	Name	Title	Date

	*	Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2014
Keith D. Hall
	*	Chairman of the Board, President and Director	August 8, 2014
Peter D. McMillan III
	/s/ David E. Snyder	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	August 8, 2014
David E. Snyder
	*	Chief Accounting Officer (Principal Accounting Officer)	August 8, 2014
Stacie K. Yamane
	*	Independent Director	August 8, 2014
Laurent Degryse
	*	Independent Director	August 8, 2014
Michael L. Meyer
	*	Independent Director	August 8, 2014
William M. Petak

*By:	/s/ David E. Snyder		August 8, 2014
David E. Snyder Chief Financial Officer, Treasurer and Secretary, Attorney-In-Fact